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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

ABM INDUSTRIES INCORPORATED
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
000957100
(CUSIP Number)
Janet McCloud, Esq.
Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
10250 Constellation Blvd., 19th Floor
Los Angeles, CA 90067
(310) 553-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	000957100	Page	of

1	NAMES OF REPORTING PERSONS: THE SYDNEY J. ROSENBERG TRUSTS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		2,215,883

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,215,883

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,215,883

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.52%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*	Percentage calculated on the basis of 49,051,000 shares of common stock issued and outstanding on October 31, 2005.

CUSIP No.	000957100	Page	of

1	NAMES OF REPORTING PERSONS: THE THEODORE ROSENBERG TRUST

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		4,787,556

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,787,556

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,787,556

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.76%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*	Percentage calculated on the basis of 49,051,000 shares of common stock issued and outstanding on October 31, 2005.

CUSIP No.	000957100	Page	of

1	NAMES OF REPORTING PERSONS: Bank of America, N.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
86-0645265

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		20,421

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

20,421

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,421 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.04%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BK

*	Percentage calculated on the basis of 49,051,000 shares of common stock issued and outstanding on October 31, 2005.

(1)	The information provided herein with respect to Bank of America, N.A. is solely in Bank of America, N.A.’s capacity as a co-trustee of The Sydney J. Rosenberg Trusts and The Leo L. Schaumer Trust. With respect to the aggregate number of shares of Common Stock beneficially owned by Bank of America, N.A., Bank of America, N.A. files a separate Schedule 13G.

CUSIP No.	000957100	Page	of

1	NAMES OF REPORTING PERSONS: MARTINN H. MANDLES

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		353,858

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		20,421

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		353,858

WITH	10	SHARED DISPOSITIVE POWER:

		20,421

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	374,279

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.76%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Percentage calculated on the basis of 49,051,000 shares of common stock issued and outstanding on October 31, 2005.

CUSIP No.	000957100	Page	of

1	NAMES OF REPORTING PERSONS: S. BRAD ROSENBERG

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,135,883

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		39,683

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,135,883

WITH	10	SHARED DISPOSITIVE POWER:

		39,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,175,566

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.40%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Percentage calculated on the basis of 49,051,000 shares of common stock issued and outstanding on October 31, 2005.

CUSIP No.	000957100	Page	of

1	NAMES OF REPORTING PERSONS: THEODORE ROSENBERG

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		4,827,556

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		61,584

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,827,556

WITH	10	SHARED DISPOSITIVE POWER:

		61,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,889,140

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.97%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Percentage calculated on the basis of 49,051,000 shares of common stock issued and outstanding on October 31, 2005.

     This Amendment No. 9 amends and supplements the Statement on Schedule 13D, dated January 20, 1988, of Sydney J. Rosenberg and Theodore Rosenberg, as amended and supplemented by Amendments No. 1 through No. 8 thereto (collectively, the “Schedule 13D”). Each item below amends the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 9 shall have the meanings set forth in the Schedule 13D. This Amendment No. 9 is the final amendment to the Schedule 13D for each of the Reporting Persons.
     Item 5. Interest in Securities of the Issuer
     (a) The Reporting Persons beneficially own (subject to the disclaimers of beneficial ownership set forth in this Item 5) the number and percentages of the outstanding shares of Common Stock set forth in Exhibit 99.2 hereto, and such information hereby is incorporated herein by reference.
          Each Reporting Person would be deemed to beneficially own the number and percentage of shares of Common Stock set forth in Row 11 and 13, respectively, of the cover page to this Schedule 13D applicable to such Reporting Person, which information hereby is incorporated herein by reference.
          Except to the extent of their shared voting and dispositive power as co-trustees thereof, each of Bank of America, N.A. (the “Bank”) and Martinn H. Mandles disclaims beneficial ownership of the shares of Common Stock beneficially owned directly by The Leo L. Schaumer Trust.
          Except to the extent of his sole voting power and dispositive power as the sole trustee of The Donald Schaumer Trust and The David W. Steele Trust, Martinn H. Mandles disclaims beneficial ownership of the shares of Common Stock beneficially owned directly by The Donald Schaumer Trust and The David W. Steele Trust.
          Except to the extent of his shared voting power and dispositive power as a director of the family charitable foundation, Theodore Rosenberg disclaims beneficial ownership of the shares of Common Stock beneficially owned directly by the family charitable foundation.
          Except to the extent of his shared voting power and dispositive power as a director of the Jaclyn & Sydney J. Rosenberg Charitable Foundation, S. Brad Rosenberg disclaims beneficial ownership of the shares of Common Stock beneficially owned directly by the Jaclyn & Sydney J. Rosenberg Charitable Foundation.
     (b) The number of shares of Common Stock as to which the Reporting Persons have sole or shared voting and dispositive power is set forth in Exhibit 99.2 hereto, and such information hereby is incorporated herein by reference.
          The Bank, Martinn H. Mandles and S. Brad Rosenberg, as the three co-trustees of The Sydney J. Rosenberg Trusts pursuant to a trust agreement under which the shares of Common Stock held under The Sydney J. Rosenberg Trusts may not be voted or transferred without the consent of a majority of the three trustees, do not share voting or dispositive power over the shares of Common Stock beneficially owned directly by The Sydney J. Rosenberg Trusts. The Bank and Martinn H. Mandles, as the only co-trustees of The Leo L. Schaumer Trust, share voting and dispositive power over the shares of Common Stock beneficially owned directly by The Leo L. Schaumer Trust. Martinn H. Mandles, as the only trustee of The Donald Schaumer Trust and of The David W. Steele Trust, has the sole voting and dispositive power over the shares of Common Stock beneficially owned directly by such trusts. Theodore Rosenberg, as the only trustee of The Theodore Rosenberg Trust, has the sole voting and dispositive power over the shares of Common Stock beneficially owned directly by The Theodore Rosenberg Trust. Theodore Rosenberg, as a director of the family charitable foundation, shares voting and dispositive power over the shares of Common Stock beneficially owned directly by such charitable foundation. S. Brad Rosenberg, as a director of the Jaclyn & Sydney J. Rosenberg Charitable Foundation, shares voting and dispositive power over the shares of Common Stock beneficially owned by such charitable foundation.

     (c) On January 11, 2006, and following the expiration of the provisions of the Agreement Regarding Trusts pertaining to the Common Stock, the trustees of The Sydney J. Rosenberg Trusts distributed, without consideration and pursuant to the terms and instructions of such trust, 1,135,883 shares of Common Stock from the assets of such trust to each of S. Brad Rosenberg and Todd Rosenberg free of trust.
          Furthermore, by virtue of the Agreement Regarding Trusts (as defined and described in Item 6), and the provisions included in the trust agreements for The Sydney J. Rosenberg Trusts and The Theodore Rosenberg Trust pursuant to the Agreement Regarding Trusts, each of The Sydney J. Rosenberg Trusts and The Theodore Rosenberg Trust may have previously constituted a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Therefore, each of such trusts may have previously been deemed to have beneficially owned, in addition to the shares of Common Stock otherwise beneficially owned directly or indirectly by such Reporting Person, the shares of Common Stock owned directly by the other of such trusts. However, pursuant to the terms of the Agreement Regarding Trusts, the provisions of the Agreement Regarding Trusts pertaining to the Common Stock held by each of such trusts expired on January 6, 2006. As a result, as of January 6, 2006, neither The Syndey J. Rosenberg Trusts nor The Theodore Rosenberg Trust will constitute a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act or be deemed to beneficially own the shares of Common Stock beneficially owned directly by the other of such trusts.
     (d) Not applicable.
     (e) As of January 11, 2006, each of The Sydney J. Rosenberg Trusts, Martinn H. Mandles, and S. Brad Rosenberg ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.
     Item 7. Material to Be Filed as Exhibits.

Exhibit	Description
99.2	Beneficial Ownership Table
99.3	Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 12, 2006

THE SYDNEY J. ROSENBERG TRUSTS

By:	/s/ Martinn H. Mandles

Name: Martinn H. Mandles
Title: Co-Trustee

By:	/s/ S. Brad Rosenberg

Name: S. Brad Rosenberg
Title: Co-Trustee

By:	BANK OF AMERICA, N.A., as Co-Trustee

By:	/s/ Mark Goodson

Name: Mark Goodson Title: Senior Vice President

THE THEODORE ROSENBERG TRUST

By:	/s/ Theodore Rosenberg

Name: Theodore Rosenberg
Title: Trustee

/s/ Martinn H. Mandles

Name: Martinn H. Mandles

/s/ S. Brad Rosenberg

Name: S. Brad Rosenberg

/s/ Theodore Rosenberg

Name: Theodore Rosenberg

Bank of America, N. A.

s/ Mark Goodson

Name: Mark Goodson Title: Senior Vice President